Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio)

	For the Three Months Ended September 30,		For the Six Months Ended September 30,
	2013	2012	2013	2012
Earnings
Income before income taxes	$6,735	$14,687	$21,240	$31,868
Fixed charges	12,681	9,560	36,726	27,590
Capitalized interest	(499)	(95)	(620)	(291)
Amortized capitalized interest	26	21	78	63

Total earnings available for fixed charges	$18,943	$24,173	$57,424	$59,230

Fixed charges
Interest and debt expense	$12,123	$9,000	$34,880	$25,716
Interest component of rent	558	560	1,846	1,874

Total fixed charges	$12,681	$9,560	$36,726	$27,590

Ratio of earnings to fixed charges (1)	1.5	2.5	1.6	2.1

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest) and amortized capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.